Exhibit 4

News Release

RINKER TO ALTER ADR CONVERSION RATIO

Rinker Group Limited (Rinker) announced today that it was altering the conversion ratio of its American Depositary Receipts (ADR), listed on the New York Stock Exchange.

The change, effective April 27, will mean that each ADR will represent five ordinary Rinker shares, instead of the 10 ordinary shares as at present.

This will effectively halve the cost of ADRs at the time of the change.  Existing ADR holders will hold double the number of ADRs compared to previously, but their underlying holding of Rinker ordinary shares, and the total value, will remain the same.

For example, if a shareholder currently holds 100 Rinker ADRs (equivalent to 1,000 fully paid ordinary shares at a 10:1 ratio), after the ratio change they will hold 200 ADRs – still equivalent to 1,000 fully paid ordinary shares, at a 5:1 ratio.

“With around 80% of Rinker’s revenue and profit generated in the US, we have been working hard to lift the number of US-based shareholders, particularly following the listing of our ADRs on the New York Stock Exchange in October 2003,” said Rinker CEO David Clarke. “This change in the ratio will make the ADRs more affordable for US investors and will mean the ADR price continues to be in line with our US peers.”

Rinker ADRs listed at US$44.35 on 28 October 2003 but have since moved up to US$87.60 as at close of trading yesterday.

Rinker is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products.  For the year ended 31 March 2005, Rinker’s net profit after tax is expected to be around US$430 million based on unaudited results to date. Market capitalization is around US$8 billion. Rinker has over 13,000 employees in over 760 sites across the US, Australia and China.  Around 80% of group revenue and earnings come from the US subsidiary, Rinker Materials Corporation.

For further information, please contact Debra Stirling on 61 2 9412 6680 or mobile 0419 476 546  (international + 61 419 476 546).  Email:  dstirling@rinker.com.au

15 April 2005	RIN 12-05

Rinker Group Limited ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067 PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au